Exhibit 99.1

Zhihu Inc. Reports Unaudited Third Quarter 2022 Financial Results

BEIJING, November 30, 2022 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the quarter ended September 30, 2022.

Third Quarter 2022 Highlights

●	Total revenues were RMB911.7 million (US$128.2 million) for the third quarter of 2022, representing a 10.7% increase from the same period of 2021.

●	Average monthly active users (“MAUs”)[1] were 97.0 million for the third quarter of 2022, compared with 101.2 million for the same period of 2021.

●	Average monthly paying members[2] reached 10.9 million for the third quarter of 2022, representing a 99.5% increase from the same period of 2021.

“In the third quarter, we made further strides executing our ‘community ecosystem first’ strategy, shifting our focus to quality user growth and bolstering the strength and resilience of our content-centric business model,” said Mr. Yuan Zhou, chairman of the board and chief executive officer of Zhihu. “We saw encouraging performance across an array of user growth metrics including user activeness and time spent. We were also delighted to see an increased number of content creators who received financial incentives and earned higher average income in the Zhihu community. Moving ahead, we are committed to further enhancing the vitality of the Zhihu community, expanding our competitiveness, and striving to create long-term value for all the stakeholders.”

Mr. Wei Sun, chief financial officer of Zhihu, added, “Despite the ongoing challenging macroeconomic conditions, our total revenues for the quarter recorded a double-digit year-over-year increase. Paid membership once again demonstrated robust growth potential with average monthly paying members reaching a new record high, and revenue from our vocational training business quadrupled year over year as we continued to expand offerings and address users’ on-the-go needs. Meanwhile, our net loss for the quarter was significantly narrowed on a quarter-on-quarter basis. We firmly believe that Zhihu’s resilient and innovative business model positions us well for continued investment for long-term growth while striving to achieve profitability.”

Third Quarter 2022 Financial Results

Total revenues were RMB911.7 million (US$128.2 million) for the third quarter of 2022, representing a 10.7% increase from RMB823.5 million for the same period of 2021.

Advertising revenue was RMB196.7 million (US$27.7 million) for the third quarter of 2022, compared with RMB321.1 million for the same period of 2021. The decrease primarily reflected the headwinds faced by the online advertising industry in China broadly affected by the challenging macroeconomic conditions and the pandemic’s resurgence nationwide.

Paid membership revenue was RMB335.4 million (US$47.2 million) for the third quarter of 2022, representing an 88.1% increase from RMB178.3 million for the same period of 2021. The increase was primarily due to the continued growth of our paying members, reflecting the attractiveness of our premium content and recognition of our paid membership value.

Content-commerce solutions revenue was RMB265.2 million (US$37.3 million) for the third quarter of 2022, compared with RMB278.4 million for the same period of 2021.The decrease was primarily due to the challenging macroeconomic environment.

Vocational Training revenue[3] was RMB78.0 million (US$11.0 million) for the third quarter of 2022, increasing from RMB14.0 million for the same period of 2021. The strong increase was primarily due to the growth of our paying members attracted to our growing and diverse course offerings.

Other revenues were RMB36.3 million (US$5.1 million) for the third quarter of 2022, representing a 14.7% increase from RMB31.7 million for the same period of 2021. The increase was primarily due to the broadened offerings of our private label products and book series.

Cost of revenues increased to RMB467.3 million (US$65.7 million) for the third quarter of 2022 from RMB398.6 million for the same period of 2021. The increase was primarily due to higher content-related costs and payment processing fees, as well as increased cloud services and bandwidth costs.

Gross profit increased to RMB444.4 million (US$62.5 million) for the third quarter of 2022 from RMB424.8 million for the same period of 2021.

Gross margin for the third quarter of 2022 was 48.7%, compared with 51.6% for the same period of 2021.

Total operating expenses decreased to RMB723.0 million (US$101.6 million) for the third quarter of 2022 from RMB747.3 million for the same period of 2021.

Selling and marketing expenses increased to RMB478.3 million (US$67.2 million) for the third quarter of 2022 from RMB374.7 million for the third quarter of 2021. The increase was primarily due to higher promotion and advertising expenses as we continued to strengthen Zhihu’s brand and promote Zhihu’s community culture.

Research and development expenses decreased to RMB160.8 million (US$22.6 million) for the third quarter of 2022 from RMB184.7 million for the same period of 2021. The decrease was primarily due to a decline in personnel-related expenses.

General and administrative expenses decreased to RMB83.9 million (US$11.8 million) for the third quarter of 2022 from RMB188.0 million for the same period of 2021. The decrease was primarily due to lower share-based compensation expenses.

Loss from operations decreased to RMB278.6 million (US$39.2 million) for the third quarter of 2022 from RMB322.5 million for the same period of 2021.

Other income/(expenses) is comprised of investment income, interest income, fair value change of financial instruments, exchange gains/(losses) and others, net. The year-over-year changes were mainly due to the following.

Fair value change of financial instruments was a loss of RMB79.3 million (US$11.1 million) for the third quarter of 2022, compared to a gain of RMB11.1 million for the same period of 2021, primarily attributable to the fair value change of financial instruments related to currency exchange options and forward contracts due to the appreciation of U.S. dollars against Renminbi.

Exchange gains were RMB28.3 million (US$4.0 million) for the third quarter of 2022, compared with RMB8.7 million for the same period of 2021, primarily due to the appreciation of U.S. dollars against Renminbi.

Net loss was RMB297.6 million (US$41.8 million) for the third quarter of 2022, compared with RMB269.8 million for the same period of 2021.

Adjusted net loss (non-GAAP)[4] was RMB250.6 million (US$35.2 million) for the third quarter of 2022, compared with RMB112.4 million for the same period of 2021.

Basic and diluted net loss per ADS was RMB0.49 (US$0.07) for the third quarter of 2022, compared with RMB0.46 for the same period of 2021.

Cash and cash equivalents, term deposits, and short-term investments

As of September 30, 2022, the Company had cash and cash equivalents, term deposits, and short-term investments of RMB6.6 billion (US$0.9 billion), compared with RMB7.4 billion as of December 31, 2021.

Share Repurchase Program

In May 2022, the Company announced a share repurchase program under which the Company may repurchase up to US$100 million of Class A ordinary shares or ADSs for a 12-month period, subject to the shareholders’ approval for granting a general mandate to the board of directors to repurchase shares or ADSs of the Company. This general mandate was obtained at the Company’s annual general meeting held on June 10, 2022. As of September 30, 2022, approximately 4.9 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) had been repurchased on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total price of US$13.2 million.

[1] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[2] Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

[3] Effective in the first quarter of 2022, the Company separately reported the revenue of its vocational training business, which was formerly included in “revenue - others,” in light of the significant growth of the revenue contribution from vocational training to the Company’s total revenues. For comparison purposes, the revenue of vocational training business and the revenue in “others” for each quarter of 2021 have been retrospectively re-classified.

[4] Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 30, 2022 (8:00 p.m. Beijing/Hong Kong time on November 30, 2022).

All participants must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

PRE-REGISTER LINK: https://dpregister.com/sreg/10173450/f528d59af8

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 7, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4752812

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy “fulfilling content” (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.1135 to US$1.00, the exchange rate in effect as of September 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Advertising	321,072	237,597	196,689	27,650	783,074	651,603	91,601
Paid membership	178,307	271,168	335,435	47,155	459,751	828,273	116,437
Content-commerce solutions	278,415	240,454	265,249	37,288	606,691	732,490	102,972
Vocational Training	13,991	46,127	78,004	10,966	23,626	163,675	23,009
Others	31,681	40,670	36,334	5,108	66,962	114,913	16,154
Total revenues	823,466	836,016	911,711	128,167	1,940,104	2,490,954	350,173
Cost of revenues	(398,617)	(436,414)	(467,327)	(65,696)	(866,031)	(1,311,425)	(184,357)
Gross profit	424,849	399,602	444,384	62,471	1,074,073	1,179,529	165,816

Selling and marketing expenses	(374,696)	(532,375)	(478,279)	(67,235)	(1,164,558)	(1,517,239)	(213,290)
Research and development expenses	(184,657)	(223,589)	(160,760)	(22,599)	(411,579)	(550,867)	(77,440)
General and administrative expenses	(187,972)	(104,290)	(83,944)	(11,801)	(513,411)	(498,866)	(70,129)
Total operating expenses	(747,325)	(860,254)	(722,983)	(101,635)	(2,089,548)	(2,566,972)	(360,859)

Loss from operations	(322,476)	(460,652)	(278,599)	(39,164)	(1,015,475)	(1,387,443)	(195,043)

Other income/(expenses):
Investment income	15,617	20,596	23,138	3,253	37,070	64,458	9,061
Interest income	9,850	10,480	14,598	2,052	21,428	34,433	4,841
Fair value change of financial instruments	11,136	(101,197)	(79,322)	(11,151)	21,746	(172,066)	(24,189)
Exchange gains	8,724	49,126	28,302	3,979	13,489	73,273	10,301
Others, net	7,640	1,001	(3,047)	(428)	8,573	(116)	(16)

Loss before income tax	(269,509)	(480,646)	(294,930)	(41,459)	(913,169)	(1,387,461)	(195,045)
Income tax expense	(303)	(6,375)	(2,655)	(373)	(2,420)	(11,428)	(1,607)
Net loss	(269,812)	(487,021)	(297,585)	(41,832)	(915,589)	(1,398,889)	(196,652)
Net income attributable to noncontrolling interests	-	-	(2,590)	(364)	-	(2,590)	(364)
Accretions of convertible redeemable preferred shares to redemption value	-	-	-	-	(170,585)	-	-
Net loss attributable to Zhihu Inc.’s shareholders	(269,812)	(487,021)	(300,175)	(42,196)	(1,086,174)	(1,401,479)	(197,016)

Net loss per share
Basic	(0.91)	(1.59)	(0.98)	(0.14)	(4.91)	(4.60)	(0.65)
Diluted	(0.91)	(1.59)	(0.98)	(0.14)	(4.91)	(4.60)	(0.65)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(0.46)	(0.79)	(0.49)	(0.07)	(2.46)	(2.30)	(0.32)
Diluted	(0.46)	(0.79)	(0.49)	(0.07)	(2.46)	(2.30)	(0.32)

Weighted average number of ordinary shares outstanding
Basic	295,179,795	307,101,052	306,621,507	306,621,507	221,050,126	304,837,976	304,837,976
Diluted	295,179,795	307,101,052	306,621,507	306,621,507	221,050,126	304,837,976	304,837,976

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	5,527	3,839	(411)	(58)	10,108	8,198	1,152
Selling and marketing expenses	12,111	6,196	6,647	934	21,528	19,315	2,715
Research and development expenses	21,764	14,294	16,608	2,335	32,081	46,672	6,561
General and administrative expenses	116,489	17,108	22,002	3,093	344,046	257,165	36,152

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,157,161	3,397,542	477,619
Term deposits	2,815,509	1,119,638	157,396
Short-term investments	2,239,596	2,107,392	296,252
Trade receivables	831,628	742,547	104,386
Amounts due from related parties	18,196	30,275	4,256
Prepayments and other current assets	272,075	230,887	32,458
Total current assets	8,334,165	7,628,281	1,072,367
Non-current assets:
Property and equipment, net	9,865	8,051	1,132
Intangible assets, net	68,308	85,637	12,039
Goodwill	73,663	126,344	17,761
Long-term investments	19,127	-	-
Term deposits	159,393	-	-
Right-of-use assets	126,512	109,008	15,324
Other non-current assets	14,132	22,450	3,156
Total non-current assets	471,000	351,490	49,412
Total assets	8,805,165	7,979,771	1,121,779
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	1,026,534	922,995	129,753
Salary and welfare payables	313,676	237,817	33,432
Taxes payables	66,184	27,576	3,877
Contract liabilities	239,757	376,876	52,980
Amounts due to related parties	83,591	86,274	12,128
Short term lease liabilities	40,525	51,340	7,217
Other current liabilities	127,447	214,513	30,156
Total current liabilities	1,897,714	1,917,391	269,543
Non-current liabilities
Long term lease liabilities	82,133	54,149	7,612
Deferred tax liabilities	14,030	12,230	1,719
Other non-current liabilities	73,139	78,506	11,036
Total non-current liabilities	169,302	144,885	20,367
Total liabilities	2,067,016	2,062,276	289,910

Total Zhihu Inc.’s shareholders’ equity	6,730,654	5,886,205	827,470
Noncontrolling interests	7,495	31,290	4,399
Total shareholders’ equity	6,738,149	5,917,495	831,869

Total liabilities and shareholders’ equity	8,805,165	7,979,771	1,121,779

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022		September 30, 2021	September 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(269,812)	(487,021)	(297,585)	(41,832)	(915,589)	(1,398,889)	(196,652)
Add:
Share-based compensation expenses	155,891	41,437	44,846	6,304	407,763	331,350	46,580
Amortization of intangible assets resulting from business acquisition	1,980	2,400	2,763	388	1,980	7,563	1,063
Tax effects on non-GAAP adjustments	(495)	(600)	(600)	(84)	(495)	(1,800)	(253)
Adjusted net loss	(112,436)	(443,784)	(250,576)	(35,224)	(506,341)	(1,061,776)	(149,262)